UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC
LBG CAPITAL NO. 1 PLC
LBG CAPITAL NO. 2 PLC
(Names of Subject Companies (Issuers))

LLOYDS BANKING GROUP PLC
(Name of Filing Person (Offeror))

LBG Capital No. 1 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0459093521 and XS0459093794)
LBG Capital No. 2 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0496068429)
LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473106283 and XS0471767276)
LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473103348 and XS0471770817)

(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John W. Banes
Davis Polk & Wardwell London LLP
99 Gresham Street
London EC2V 7NG
United Kingdom
Tel. No.: 011-44-207-418-1300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$1,669,481,330(1)	$215,029.19(2)
(1)
Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the market value of the ECNs (as defined below) calculated as the sum of (i) the product of (a) 105.500%, the average of the high and low as a percentage of par value of the 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (as defined below) (the “Series 1 ECNs”) on March 3, 2014, and (b) $985,636,000, the maximum amount of Series 1 ECNs that could be exchanged in the Exchange Offer (as defined below), (ii) the product of (a) 106.188%, the average of the high and low as a percentage of par value of the 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG Capital No. 2 plc and fully and unconditionally guaranteed by Lloyds Bank plc (the “Series 4 ECNs”) on March 3, 2014, and (b) $407,578,000, the maximum amount of Series 4 ECNs that could be exchanged in the Exchange Offer, (iii) the product of (a)105.500%, the average of the high and low as a percentage of par value of the 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs”) on March 3, 2014, and (b) $196,838,461, the maximum amount of Series 2 ECNs that could be exchanged in the Exchange Offer, and (iv) the product of (a)105.000%, the average of the high and low price as a percentage of par value of the 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (the “Series 3 ECNs”) on March 3, 2014, and (b) $0, the maximum amount of Series 4 ECNs that could be exchanged in the Exchange Offer.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by 0.0001288; this filing fee will be offset against the registration fee previously paid in connection with the Offeror’s Registration Statement on Form F-4 filed on March 6, 2014.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$215,029.19	Filing Party:	Lloyds Banking Group plc
Form or Registration No.:	Schedule TO-I	Date Filed:	March 6, 2014

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO filed on March 6, 2014 (the “Original Schedule TO” and, together with this Amendment, the “Schedule TO”) filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Exchange Offer”) by LBG Capital No. 1 plc (“LBG 1”) and LBG Capital No. 2 plc (“LBG 2” and, together with LBG 1, the “Offerors”), each an indirect wholly owned subsidiary of Lloyds Banking Group plc (“LBG”):

•
LBG 1’s offer to exchange, on the terms and conditions described in the prospectus dated March 6, 2014, as amended on March 27, 2014 (the “prospectus”), a copy of which is attached hereto as Exhibit (a)(4), Fixed Rate Reset Additional Tier 1 Securities (the “Additional Tier 1 Securities”) issued by LBG, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities, for (1) 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 1 ECNs”), (2) 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs”) and (3) 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 3 ECNs”).

•
LBG 2’s offer to exchange, on the terms and conditions described in the prospectus, Additional Tier 1 Securities, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities, for 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG 2 and fully and unconditionally guaranteed by Lloyds Bank plc (the “Series 4 ECNs” and, collectively with the Series 1 ECNs, the Series 2 ECNs and the Series 3 ECNs, the “ECNs”).

The maximum aggregate principal amount of ECNs that can be accepted in the Exchange Offer is such an amount that would result in issuing the Additional Tier 1 Securities in an aggregate principal amount no greater than $1,675,000,000 (the “Maximum New Issue Size”).

Capitalized terms used herein and not defined otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO and the prospectus, as applicable. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule TO.

Item 10. Financial Statements.

(a)      Financial Information. Item 10(a) of the Original Schedule TO is hereby deleted and replaced in its entirety with the following:

CONSOLIDATED INCOME STATEMENT

	2013	2012(1)
	£ million (unless otherwise stated)

Interest and similar income	21,163	23,548
Interest and similar expense	(13,825)	(15,830)
Net interest income	7,338	7,718
Fee and commission income	4,119	4,650
Fee and commission expense	(1,385)	(1,444)
Net fee and commission income	2,734	3,206
Net trading income	16,467	15,005
Insurance premium income	8,197	8,284
Other operating income	3,249	4,700
Other income	30,647	31,195
Total income	37,985	38,913
Insurance claims	(19,507)	(18,396)

	2013		2012(1)
	£ million (unless otherwise stated)

Total income, net of insurance claims	18,478		20,517
Regulatory provisions	(3,455)		(4,175)
Other operating expenses	(11,867)		(11,799)
Total operating expenses	(15,322)		(15,974)
Trading surplus	3,156		4,543
Impairment	(2,741)		(5,149)
Profit (loss) before tax	415		(606)
Taxation	(1,217)		(781)
Loss for the year	(802)		(1,387)

Profit attributable to non-controlling interests	36		84
Loss attributable to equity shareholders	(838)		(1,471)
Loss for the year	(802)		(1,387)

Basic loss per share	(1.2	)p	(2.1	)p
Diluted loss per share	(1.2	)p	(2.1	)p

(1)	Restated to reflect the implementation of IFRS 10 and IAS 19 (Revised 2011).

SUMMARY CONSOLIDATED BALANCE SHEET

	At 31 December
	2013	2012(1)
	£ million (unless otherwise stated)
Assets
Cash and balances at central banks	49,915	80,298
Trading and other financial assets at fair value through profit or loss	142,683	160,620
Derivative financial instruments	33,125	56,557
Loans and receivables:
Loans and advances to banks	25,365	32,757
Loans and advances to customers	495,281	517,225
Debt securities	1,355	5,273
	522,001	555,255
Available-for-sale financial assets	43,976	31,374
Other assets	55,330	50,117
Total assets	847,030	934,221

Equity and liabilities
Liabilities
Deposits from banks	13,982	38,405
Customer deposits	441,311	426,912
Trading and other financial liabilities at fair value through profit or loss	43,625	33,392
Derivative financial instruments	30,464	48,676
Debt securities in issue	87,102	117,253
Liabilities arising from insurance and investment contracts	110,758	137,592
Subordinated liabilities	32,312	34,092

	At 31 December
	2013		2012(1)
	£ million (unless otherwise stated)

Other liabilities	48,140		55,318
Total liabilities	807,694		891,640

Equity
Shareholders’ equity	38,989		41,896
Non-controlling interests	347		685
Total equity	39,336		42,581
Total equity and liabilities	847,030		934,221

Book value per ordinary share(2)	55	p	60	p

(1)	Restated to reflect the implementation of IFRS 10 and IAS 19 (Revised 2011).
(2)
Book value per ordinary share is not a term defined by generally accepted accounting principles. Book value per ordinary share is calculated by dividing total shareholders’ equity as of December 31, 2013 by the number of ordinary shares outstanding as of December 31, 2013.

Copies of the financial statements pursuant to this Item 10 can be obtained as provided in the prospectus under the heading “Incorporation of Information by Reference”.

(b)      Pro Forma Information. Not applicable.

Item 11. Additional Information.

Item 11(b) of the Original Schedule TO is hereby amended and supplemented as follows:

(b) Other Material Information. On March 27, 2014, LBG filed a Pre-Effective Amendment No. 1 to its Registration Statement on Form F-4 (the “Pre-Effective Amendment No. 1”), which included the prospectus. All references in the Schedule TO to the “prospectus” shall be deemed to refer to the prospectus filed with the Pre-Effective Amendment No. 1.

Item 12. Exhibits.

Exhibits filed as part of this Amendment are listed below. Exhibits incorporated by reference are so indicated.

Number	Description
(a)(1)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)***	Prospectus, dated March 27, 2014.
(a)(5)**	Press release announcing the Exchange Offer.
(b)	Not applicable.
(d)(1)*	Trust Deed dated December 1, 2009 among LBG 1, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 1 ECNs.
(d)(2)*
Supplemental Trust Deed dated December 10, 2009 among LBG 1, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to the Series 1 ECNs, including the Pricing Schedule relating to the Series 1 ECNs.

(d)(3)*	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, the Series 1 ECNs.
(d)(4)*
Trust Deed dated December 1, 2009 among LBG 1, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 2 ECNs, Series 3 ECNs and Series 4 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.

(d)(5)*	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, Series 2 ECNs, Series 3 ECNs and Series 4 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.

Number	Description
(d)(6)*	Final Terms dated December 14, 2009 in respect of the Series 2 ECNs.
(d)(7)*	Final Terms dated December 16, 2009 in respect of the Series 3 ECNs.
(d)(8)*	Final Terms dated March 17, 2010 in respect of the Series 4 ECNs.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to LBG’s Registration Statement on Form F-4 filed with the Commission on March 6, 2014.

**	Incorporated by reference to Schedule TO-I filed with the Commission on March 6, 2014.

***	Incorporated by reference to the Pre-Effective Amendment No. 1 to LBG’s Registration Statement on Form F-4, filed with the Commission on March 27, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2014

LLOYDS BANKING GROUP PLC
By:	/s/ Edward Short
Name: E. Short
Title: Authorised Attorney